
08002448

May 6, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
<u>UNITED STATES OF AMERICA</u>

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, SH 044/2008**

Subject: Minutes of the 2008 Annual General Meeting of Shareholders on the Company's Website.

Date: May 6, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

MAY 1 3 2008

THOMSON REUTERS

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
May 6, 2008

RECEIVED

2008 MAY -8 P 4: 39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SH 044/2008

May 6, 2008

Subject: Minutes of the 2008 Annual General Meeting of Shareholders on the Company's Website.

To: The President
         The Stock Exchange of Thailand

With reference to the 2008 Annual General Meeting of Shareholders of Shin Corporation Public Company Limited ("the Company") which was held on April 22, 2008 at 2.00 p.m. at the Auditorium, 9th Floor, Shinawatra Tower 3. The Company had already reported the minutes of the 2008 AGM to the Stock Exchange of Thailand and posted on the Company's website www.shincorp.com since May 6, 2008.

May 6, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SH 045/2008**

      Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV, V) in April 2008

      Date: May 6, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
May 6, 2008

RECEIVED

2008 MAY -8 P 4:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SH 045/2008

May 6, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in April 2008

To: The President
        The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	18,083,700	13,660,200	16,000,000	14,256,100
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	11.999	31.961	37.145	34.575
Exercise Ratio (warrant : common share)	1:1.13918		1:1.12425	1 : 1.08982
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in April 2008, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	77,600	9,138,700	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	933,412	11,613,177	19,445,000	15,756,100

END